

NUMBER



SHARES

LASIK AMERICA, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

CUSIP

THIS CERTIFIES THAT:

is owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR VALUE EACH OF

LASIK AMERICA, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and Bylaws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:



LASIK AMERICA, INC.
CORPORATE
SEAL
1988
NEVADA

COUNTERSIGNED:

CORPORATE STOCK TRANSFER, INC.
3200 CHERRY CREEK DR. SOUTH, SUITE 430, DENVER, CO 80209
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT